Exhibit A

Shareholders Led by Blue Ocean Announce Successful Results of Extraordinary General Meeting of Global Cord Blood Corporation

(New York – 16 June, 2022) Blue Ocean Structure Investment Company Ltd., (“Blue Ocean”) and shareholders representing over 75% of the outstanding shares of Global Cord Blood Corporation (the “Company” or “Global Cord”) (NYSE: CO) today announced the successful approval of all resolutions at the Global Cord Extraordinary General Meeting of Shareholders (“EGM”) held today. 104,369,577 shares out of 121,551,075 total outstanding shares of Global Cord voted in the EGM, which represents 85.86 percent of all outstanding shares.

The resolutions passed by the shareholders at the EGM are as follows:

1.	The removal of the following directors from office of the Company: Ting Zheng, Albert Chen, Mark D. Chen, Jack Chow, Dr. Ken Lu, Jennifer J. Weng and Jacky Cheng;

2.	the election of the following five nominees as directors of the Company: Lingyun Zhai, Guojun Liu, Yang Wang, Shi’an Liu and Michael S. Weiss;

3.	the Company refrain from the proposed acquisition of Cellenkos, Inc. (“Cellenkos”), as described in a Form 6-K filed by the Company on 29 April 2022; and

4.	amendments to the Company’s Articles of Association to eliminate the staggered Board of Directors and to provide shareholder protective provisions.

Details of the number of shares voted in person or by proxy on the resolutions was as follows:

Resolution	For		Against		Abstain
	Votes	%	Votes	%	Votes
1. The removal of the following directors from office of the Company: Ting Zheng, Albert Chen, Mark D. Chen, Jack Chow, Dr. Ken Lu, Jennifer J. Weng and Jacky Cheng.	102,200,038 shares	97.92%	2,157,808 shares	2.07%	11,731 shares
2. The election of the following five nominees as directors of the Company: Lingyun Zhai, Guojun Liu, Yang Wang, Shi’an Liu and Michael S. Weiss.	102,154,931 shares	97.88%	2,158,090 shares	2.07%	56,556 shares
3. The Company refrain from the proposed acquisition of Cellenkos, Inc. (“Cellenkos”), as described in a Form 6-K filed by the Company on 29 April 2022.	104,345,365 shares	99.98%	20,996 shares	0.02%	3,216 shares
4. Amendments to the Company’s Articles of Association to eliminate the staggered Board of Directors and to provide shareholder protective provisions.	104,338,679 shares	99.97%	20,791 shares	0.02%	10,107 shares

Blue Ocean thanks its fellow shareholders for their support in achieving this positive outcome today. The actions taken reflect an overwhelming shareholder repudiation of the proposed acquisition of Cellenkos and the total disregard for shareholder perspectives shown by the prior Board and management team. Given the result of the vote, Blue Ocean is confident that Global Cord will now be able to focus its full efforts on executing against its growth strategy while driving long-term sustainable value for all of its shareholders.

The full text of each resolution is contained in the notice of general meeting set out in the Circular, a copy of which is available here: https://www.sec.gov/Archives/edgar/data/1729271/000110465922067866/0001104659-22-067866-index.htm

For more details, please refer to Blue Ocean’s 13D filing at [LINK]

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Brad Newman (US) brad.newman@fticonsulting.com +12128505736